Exhibit 99.1

Baozun Announces Fourth Quarter and Fiscal Year 2023 Unaudited Financial Results

SHANGHAI, China, March 21, 2024 – Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun”, the “Company” or the “Group”), a leading brand e-commerce solution provider and digital commerce enabler in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, stated, “In 2023, we started our transformation journey, expanding into three business divisions. Throughout the year, we solidified our leadership in the digital commerce industry, and further enhanced operational efficiency. I am grateful for the resilience and adaptability demonstrated by the Baozun team amid the ever-changing market environment. Additionally, we are honored to be recognized as the sole Asian supplier in Gartner’s 2024 Market Guide for Distributed Order Management Systems. Looking ahead to 2024, despite macro uncertainties, we remain committed to sustainably executing our plans with diligence and patience. The improved health of our business fundamentals gives us confidence to enhance value proposition to our brand partners.”

Mr. Arthur Yu, Chief Financial Officer of Baozun and President of BEC, commented, “We closed 2023 with a 5% year-over-year revenue growth to RMB8.8 billion, marking new records for both annual operating cash flow and free cash flow. For Baozun eCommerce, we’re delighted to highlight tangible advancements in improving customer satisfaction, strengthening our position as an all-encompassing omni-channel enabler, and improving our efficiency and cost management. Positioned to seize emerging opportunities, we’re confident in our solid foundation for growth and success, driving forward Baozun Group’s second wave of expansion.”

Fourth Quarter 2023 Financial Highlights

•	Total net revenues were RMB2,780.4 million (US$[1]391.6 million), representing an increase of 8.9 % compared with RMB2,553.2 million in the same quarter of last year.

•	Income from operations was RMB6.4 million (US$0.9 million), compared with RMB124.1 million in the same quarter of last year. Operating margin was 0.2%, compared with 4.9% for the same period of 2022.

•	Non-GAAP income from operations[2] was RMB75.7 million (US$10.7 million), compared with RMB182.6 million in the same quarter of last year. Non-GAAP operating margin was 2.7%, compared with 7.2% for the same period of 2022.

•	Adjusted operating profit of E-Commerce[3] was RMB118.2 million (US$16.6 million).

•	Adjusted operating loss of Brand Management3 was RMB42.5 million (US$6.0 million).

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.0999 to US$1.00, the noon buying rate in effect on December 29, 2023 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

[2]	Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, and impairment of goodwill.

[3]	Following the acquisition of Gap Shanghai, the Group updated its operating segment structure resulting in two segments, which were (i) E-Commerce; (ii) Brand Management, for more information, please refer to Supplemental Information.

•	Net loss attributable to ordinary shareholders of Baozun was RMB48.4 million (US$6.8 million), narrowed from RMB284.3 million for the same period of 2022.

•	Non-GAAP net income attributable to ordinary shareholders of Baozun4 was RMB28.8 million (US$4.1 million), compared with RMB138.3 million for the same period of 2022.

•	Basic and diluted net loss attributable to ordinary shareholders of Baozun per American Depositary Share (“ADS5”) were both RMB0.80 (US$0.11), compared with both RMB4.84 for the same period of 2022.

•	Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun per ADS6 were RMB0.48 (US$0.07) and RMB0.47 (US$0.07), compared with RMB2.35 and RMB2.32 for the same period of 2022.

•	Cash and cash equivalents, restricted cash, and short-term investments totaled RMB3,072.8 million (US$432.8 million), as of December 31, 2023, compared with RMB3,141.1 million as of December 31, 2022.

Fiscal Year 2023 Financial Highlights

•	Total net revenues were RMB8,812.0 million (US$1,241.1 million), representing an increase of 4.9 % compared with RMB8,400.6 million in the fiscal year of 2022.

•	Loss from operations was RMB206.4 million (US$29.1 million), compared with income from operations RMB33.3 million in the fiscal year of 2022. Operating margin was negative 2.3%, compared with positive 0.4% for the fiscal year of 2022.

•	Non-GAAP loss from operations was RMB23.7 million (US$3.3 million), compared with non-GAAP income from operations RMB256.1 million for the fiscal year of 2022. Non- GAAP operating margin was negative 0.3%, compared with positive 3.0% for the fiscal year of 2022.

•	Adjusted operating profit of E-Commerce was RMB164.0 million (US$23.1 million).

•	Adjusted operating loss of Brand Management was RMB187.7 million (US$26.4 million).

•	Net loss attributable to ordinary shareholders of Baozun was RMB278.4 million (US$39.2 million), narrowed from RMB653.3 million for the fiscal year of 2022.

[4]	Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss (gain) on derivative liabilities, loss on disposal of subsidiaries and investment in equity investee, and Unrealized investment (gain) loss.

[5]	Each ADS represents three Class A ordinary shares.

[6]	Basic and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS are non-GAAP financial measures, which are respectively defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating basic and diluted net income (loss) per ordinary share multiplied by three, respectively.

•	Non-GAAP net loss attributable to ordinary shareholders of Baozun was RMB65.1 million (US$9.2 million), compared with non-GAAP net income attributable to ordinary shareholders of Baozun RMB132.2 million for the fiscal year of 2022.

•	Basic and diluted net loss attributable to ordinary shareholders of Baozun per American Depositary Share (“ADS”) were both RMB4.68 (US$0.66), compared with both RMB10.69 for the fiscal year of 2022.

•	Basic and diluted non-GAAP net loss attributable to ordinary shareholders of Baozun per ADS were both RMB1.09 (US$0.15), compared with basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun per ADS RMB2.16 and RMB2.13 for the fiscal year of 2022.

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

Adjusted operating profits/losses are included in the Segments data of Segment Information.

Business Highlights

Baozun e-Commerce, or “BEC”

BEC includes our China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT and digital marketing. As of December 31, 2023, we served more than 450 brand partners.

Omni-channel expansion remains a key theme for our brand partners. By the end of the fourth quarter, approximately 44.7% of our brand partners engaged with us for store operations of at least two channels, compared with 41.8% for the end of same quarter of last year.

With excellent technical expertise, Baozun was recognized as the only Asian supplier shortlisted for the prestigious Gartner 2024 Market Guide for Distributed Order Management System. This professional recognition from Gartner further cements our professional technological capability and leadership position in the industry.

Baozun Brand Management, or “BBM”

BBM engages in holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics and technology empowerment. We aim to leverage our portfolio of technologies to forge longer and deeper relationships with brands.

In the fourth quarter of 2023, BBM continued to focus on transforming Gap Shanghai – from a discount-driven approach to one that focuses on building consumer love for our brand and products. During the quarter, product sales for BBM totaled RMB455.5 million. Gross profit margin of product sales for BBM in the fourth quarter of 2023 was 52.9%.

Fourth Quarter 2023 Financial Results

Total net revenues were RMB2,780.4 million (US$391.6 million), an increase of 8.9% from RMB2,553.2 million in the same quarter of last year. The increase in total net revenues was mainly due to the incremental revenue contribution from BBM, a new line of business the Company launched in the first quarter of 2023.

Total product sales revenue was RMB1,053.0 million (US$148.3 million), compared with RMB772.4 million in the same quarter of last year, of which,

•	Product sales revenue of E-Commerce was RMB597.5 million (US$84.2 million), a decrease of 22.6% from RMB772.4 million in the same quarter of last year. The decrease was primarily attributable to the macro-economic weakness, as well as the Company’s optimization of its brand portfolio in distribution model.

The following table sets forth a breakdown of product sales revenues of E-Commerce by key categories7 for the periods indicated:

	For the three months ended December 31,
	2022			2023
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change

	(In millions, except for percentage)
Product Sales of E-Commerce
Appliances	387.0	15%	255.6	36.0	8%	-34%
Beauty and cosmetics	92.8	4%	131.1	18.5	5%	41%
Home and furnishing	83.8	3%	46.1	6.5	2%	-45%
Fast moving consumer goods	81.0	3%	46.3	6.5	2%	-43%
Others	127.8	5%	118.4	16.7	4%	-8%
Total net revenues from product sales of E-Commerce	772.4	30%	597.5	84.2	21%	-23%

•	Product sales revenue of Brand Management was RMB455.5 million (US$64.1 million), which mainly comprised retail revenue from Gap Shanghai business, including both offline store sales and online sales.

Services revenue was RMB1,727.4 million (US$243.3 million), a decrease of 3.0% from RMB1,780.8 million in the same quarter of last year. The decrease was primarily due to revenue reduction of RMB56.2 million from warehousing and fulfillment due to lower volume of warehousing business, partially offset by the increase of value-added services revenue in digital marketing and IT solutions.

[7]	Key categories refer to the categories that accounted for no less than 10% of product sales of BEC during the periods indicated.

The following table sets forth a breakdown of services revenue by business models for the periods indicated:

	For the three months ended December 31,
	2022			2023
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change

	(In millions, except for percentage)
Services revenue
Online store operations	514.4	20%	511.8	72.0	18%	-1%
Warehousing and fulfillment	752.5	30%	704.8	99.3	25%	-6%
Digital marketing and IT solutions	513.9	20%	549.4	77.4	20%	7%
Inter-segment eliminations[8]	–	–	(38.6)	(5.4)	-1%	n/a
Total net revenues from services	1,780.8	70%	1,727.4	243.3	62%	-3%

Breakdown of total net revenues of online store operations of services by key categories9 of services for the periods indicated:

	For the three months ended December 31,
	2022			2023
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change

	(In millions, except for percentage)
Online store operations in Services revenue
Apparel and accessories	366.8	14%	372.7	52.5	13%	2%
– Luxury	132.5	5%	123.2	17.4	4%	-7%
– Sports	121.5	5%	133.9	18.8	5%	10%
– Other apparel	112.8	4%	115.6	16.3	4%	2%
Others	147.6	6%	139.1	19.5	6%	-6%
Inter-segment eliminations[10]	–	–	(18.6)	(2.6)	-1%	n/a
Total net revenues from online store operations in services	514.4	20%	493.2	69.4	18%	-4%

Total operating expenses were RMB2,774.0 million (US$390.7 million), compared with RMB2,429.1 million in the same quarter of last year. The increase in operating expenses is mainly attributing to the acquisition of Gap Shanghai. Excluding operating expenses from GAP Shanghai, the remaining operating expenses decreased by RMB105.5 million, representing a 4.3% improvement from a year ago.

[8]	The inter-segment eliminations mainly consist of revenues from online store operations, digital marketing and IT services provided by E-Commerce to Gap, a brand under Brand Management.

[9]	Key categories refer to the categories that accounted for no less than 10% of services revenue during the periods indicated.

[10]	The inter-segment eliminations mainly consist of revenues from store operation services provided by E-Commerce to Gap, a brand under Brand Management.

•	Cost of products was RMB737.8 million (US$103.9 million), compared with RMB643.3 million in the same quarter of last year. The increase was primarily due to the incremental cost of product of RMB212.2 million related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

•	Fulfillment expenses were RMB768.0 million (US$108.2 million), compared with RMB789.5 million in the same quarter of last year. The decrease was primarily due to the additional savings in customer services expenses resulting from the Company’s expanding use of regional service centers.

•	Sales and marketing expenses were RMB892.4 million (US$125.7 million), compared with RMB787.7 million in the same quarter of last year. The increase was mainly due to the incremental sales and marketing expenses of RMB121.9 million related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

•	Technology and content expenses were RMB140.8 million (US$19.8 million), compared with RMB112.1 million in the same quarter of last year. The increase was mainly due to the Company’s ongoing investment in technological innovation and productization, partially offset by the Company’s cost control initiatives and efficiency improvements.

•	General and administrative expenses were RMB228.7 million (US$32.2 million), compared with RMB91.5 million in the same quarter of last year. The increase was primarily due to an incremental expense of RMB109.2 million related to Brand Management, including the expenses related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023, as well as strategic investments expenses in Creative Content to Commerce business unit and brand management.

Income from operations was RMB6.4 million (US$0.9 million), compared with RMB124.1 million in the same quarter of last year. Operating margin was 0.2%, compared with 4.9% in the same quarter of last year. The decrease was mainly due to lower profitability in BEC businesses due to weak macro conditions, along with the loss from Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023, which has been significantly narrowed on a comparable basis.

Non-GAAP income from operations was RMB75.7 million (US$10.7 million), compared with non-GAAP income from operations RMB182.6 million in the same quarter of last year.

Adjusted operating profit of E-Commerce was RMB118.2 million (US$16.6 million), compared with RMB182.6 million in the same quarter of last year. Adjusted operating loss of Brand Management was RMB42.5 million (US$6.0 million).

Unrealized investment loss was RMB8.4 million (US$1.2 million), compared with unrealized investment gain RMB5.0 million in the same quarter of last year. The unrealized investment loss of this quarter was mainly related to the decrease in the trading price of Lanvin Group, a company successfully listed on the New York Stock Exchange in December 2022 that the Company invested in June 2021 and was partially offset by the unrealized investment gain RMB5.6 million, which was related to the increase in the trading price of iClick Interactive, a public company listed on the Nasdaq Global Market that the Company invested in January 2021.

Net loss attributable to ordinary shareholders of Baozun was RMB48.4 million (US$6.8 million), narrowed from RMB284.3 million in the same quarter of last year, which was primarily due to a fair value loss on derivative liabilities of RMB364.8 million in the same period of last year.

Basic and diluted net loss attributable to ordinary shareholders of Baozun per ADS were both RMB0.80 (US$0.11 million), compared with both RMB4.84 for the same period of 2022.

Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. was RMB28.8 million (US$4.1 million), compared with RMB138.3 million in the same quarter of last year.

Basic and diluted non-GAAP net loss attributable to ordinary shareholders of Baozun per ADS were both RMB0.48 (US$0.07) and RMB0.47 (US$0.07), compared with RMB2.35 and 2.32 for the same period of 2022.

Fiscal Year 2023 Financial Results

Total net revenues were RMB8,812.0 million (US$1,241.1 million), an increase of 4.9% from RMB8,400.6 million in the fiscal year of 2022. The increase in total net revenues was mainly due to the incremental revenue contribution from BBM, a new line of business the Company launched in the first quarter of 2023.

Total product sales revenue was RMB3,357.2 million (US$472.9 million), compared with RMB2,644.2 million in the fiscal year of 2022, of which,

•	Product sales revenue of E-Commerce was RMB2,092.2 million (US$294.7 million), a decrease of 20.9% from RMB2,644.2 million in the fiscal year of 2022. The decrease was primarily attributable to the macro-economic weakness, as well as the Company’s optimization of its brand portfolio in distribution model.

The following table sets forth a breakdown of product sales revenues of E-Commerce by key categories for the periods indicated:

Product Sales of E-Commerce

	For the fiscal year ended December 31,
	2022			2023
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change

	(In millions, except for percentage)
Product Sales of E-Commerce
Appliances	1,313.8	16%	936.3	131.9	11%	-29%
Beauty and cosmetics	311.9	4%	378.2	53.3	4%	21%
Electronics	332.2	4%	147.2	20.7	2%	-56%
Others	686.3	8%	630.5	88.8	7%	-8%
Total net revenues from product sales of E-Commerce	2,644.2	32%	2,092.2	294.7	24%	-21%

•	Product sales revenue of Brand Management was RMB1,265.0 million (US$178.2 million), which mainly comprised retail revenue from Gap Shanghai business, including both offline store sales and online sales.

Services revenue was RMB5,454.8 million (US$768.3 million), a decrease of 5.2% from RMB5,756.4 million in the fiscal year of 2022. The decrease was primarily due to revenue reduction of RMB202.6 million from warehousing and fulfillment due to lower volume of warehousing business and the disposal of a loss-making subsidiary during the fourth quarter of 2022.

The following table sets forth a breakdown of services revenue by business models for the periods indicated:

Services revenue

	For the fiscal year ended December 31,
	2022			2023
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change

	(In millions, except for percentage)
Services revenue
Online store operations	1,624.1	19%	1,604.7	226.0	18%	-1%
Warehousing and fulfillment	2,380.9	29%	2,194.4	309.1	25%	-8%
Digital marketing and IT solutions	1,751.4	21%	1,735.8	244.5	20%	-1%
Inter-segment eliminations[11]	–	–	(80.1)	(11.3)	-1%	n/a
Total net revenues from services	5,756.4	69%	5,454.8	768.3	62%	-5%

Breakdown of total net revenues of online store operations of services by key categories of services for the periods indicated:

	For the fiscal year ended December 31,
	2022			2023
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change

	(In millions, except for percentage)
Online store operations in Services revenue
Apparel and accessories	1,107.3	13%	1,134.8	159.8	13%	2%
– Luxury	407.0	5%	406.4	57.2	4%	0%
– Sportswear	373.5	4%	419.1	59.0	5%	12%
– Other apparel	326.8	4%	309.3	43.6	4%	-5%
Others	516.8	6%	469.9	66.2	5%	-9%
Inter-segment eliminations[12]	–	–	(44.4)	(6.3)	-1%	n/a
Total net revenues from online store operations in services	1,624.1	19%	1,560.3	219.7	17%	-4%

[11]	The inter-segment eliminations mainly consist of revenues from online store operations, digital marketing and IT services provided by E-Commerce to Gap, a brand under Brand Management.

[12]	The inter-segment eliminations mainly consist of revenues from store operation services provided by E-Commerce to Gap, a brand under Brand Management.

Total operating expenses were RMB9,018.4 million (US$1,270.2 million), compared with RMB8,367.3 million in the fiscal year of 2022. The increase in operating expense is mainly attributing to the acquisition of Gap Shanghai in February 2023. Excluding operating expense from GAP Shanghai, the remaining operating expenses decreased by RMB704.4 million, representing a 8.4% decrease compared with the same period of last year.

•	Cost of products was RMB2,409.1 million (US$339.3 million), compared with RMB2,256.0 million in the fiscal year of 2022. The increase was primarily due to the incremental cost of product of RMB581.4 million related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

•	Fulfillment expenses were RMB2,507.3 million (US$353.1 million), compared with RMB2,719.7 million in the fiscal year of 2022. The decrease was primarily due to the additional savings in customer services expenses resulting from the Company’s expanding use of regional service centers.

•	Sales and marketing expenses were RMB2,829.0 million (US$398.5 million), compared with RMB2,674.4 million in the fiscal year of 2022. The increase was mainly due to the incremental sales and marketing expenses of RMB339.2 million related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

•	Technology and content expenses were RMB505.2 million (US$71.2 million), compared with RMB428.0 million in the fiscal year of 2022. The increase was mainly due to the Company’s ongoing investment in technological innovation and productization, partially offset by the Company’s cost control initiatives and efficiency improvements.

•	General and administrative expenses were RMB855.9 million (US$120.6 million), compared with RMB371.5 million in the fiscal year of 2022. The increase was primarily due to an incremental expense of RMB405.8 million related to Brand Management, including the expenses related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023, as well as strategic investments expenses in Creative Content to Commerce business unit and brand management.

Loss from operations was RMB206.4 million (US$29.1 million), compared with income from operations RMB33.3 million in the fiscal year of 2022. Operating margin was negative 2.3%, compared with positive 0.4% in the fiscal year of 2022.

Non-GAAP loss from operations was RMB23.7 million (US$3.3 million), compared with non- GAAP income from operations RMB256.1 million in the fiscal year of 2022. The decrease was mainly due to lower profitability in BEC businesses due to weak macro conditions, strategic investment in Creative Content to Commerce, along with the loss from Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023, which has been significantly narrowed on a comparable basis.

Adjusted operating profit of E-Commerce was RMB164.0 million (US$23.1 million), compared with adjusted operating profit of RMB256.1 million in the fiscal year of 2022. Adjusted operating loss of Brand Management was RMB187.7 million (US$26.4 million).

Net interest income was RMB40.8 million (US$5.7 million), compared with net interest expense of RMB11.1 million in the fiscal year of 2022.

Unrealized investment loss was RMB68.0 million (US$9.6 million), compared with RMB97.8 million in the fiscal year of 2022. The unrealized investment loss of this year was mainly related to the decrease in the trading price of Lanvin Group, a company successfully listed on the New York Stock Exchange in December 2022 that the Company invested in June 2021.

Exchange loss was RMB8.5 million (US$1.2 million), due to exchange rate fluctuation between Renminbi and U.S. dollar in the year ended December 31, 2023, compared to RMB32.4 million last year.

Net loss attributable to ordinary shareholders of Baozun was RMB278.4 million (US$39.2 million), narrowed from RMB653.3 million in the fiscal year of 2022, which was primarily due to a fair value loss on derivative liabilities of RMB364.8 million in the same period of last year.

Basic and diluted net loss attributable to ordinary shareholders of Baozun per ADS were both RMB4.68 (US$0.7), compared with both RMB10.69 in the fiscal year of 2022.

Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. was both RMB65.1 million (US$9.2 million), compared with non-GAAP net income attributable to ordinary shareholders of Baozun Inc. RMB132.2 million in the fiscal year of 2022.

Basic and diluted non-GAAP net loss attributable to ordinary shareholders of Baozun per ADS were both RMB1.09 (US$0.15), compared with Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun per ADS RMB2.16 and RMB2.13 in the fiscal year of 2022.

Segment Information

(a)	Description of segments

Following the acquisition of Gap Shanghai, the Group updated its operating segments structure resulting in two segments, which were (i) E-Commerce and (ii) Brand Management;

The following summary describes the operations in each of the Group’s operating segment:

(i)	E-Commerce focuses on Baozun traditional e-commerce service business and comprises two business lines, BEC (Baozun E-Commerce) and BZI (Baozun International).

a>	BEC includes our mainland China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT and digital marketing.

b>	BZI includes our e-commerce businesses outside of mainland China, including locations such as Hong Kong, Macau, Taiwan, South East Asia and Europe.

(ii)	Brand Management engages in holistic brand management, encompassing strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics and technology empowerment to leverage our portfolio of technologies to forge into longer and deeper relationships with brands.

(b)	Segments data

The table below provides a summary of the Group’s reportable segment results for the three months ended December 31, 2022 and 2023, with prior periods’ segment information retrospectively recast to conform to current period presentation:

	For the three months ended December 31,
	2022	2023
	RMB	RMB
Net revenues:
E-Commerce	2,553,164	2,361,066
Brand Management	–	457,961
Inter-segment eliminations *	–	(38,612)

Total consolidated net revenues	2,553,164	2,780,415

Adjusted Operating Profits (Losses) **:
E-Commerce	182,613	118,190
Brand Management	–	(42,535)

Total Adjusted Operating Profits	182,613	75,655

Inter-segment eliminations *	–	–
Unallocated expenses:
Share-based compensation expenses	(13,690)	(24,667)
Amortization of intangible assets resulting from business acquisition	(8,511)	(7,911)
Acquisition-related expenses	(13,694)	(1,467)
Loss on variance from expected contingent acquisition payment	(9,495)	–
Impairment of goodwill	(13,155)	(35,212)
Total other expenses	(358,346)	(165)

Profit before income tax	(234,278)	6,233

The table below provides a summary of the Group’s reportable segment results for the fiscal year of 2022 and 2023, with prior periods’ segment information retrospectively recast to conform to current period presentation:

	For the fiscal year ended December 31,
	2022	2023
	RMB	RMB
Net revenues:
E-Commerce	8,400,631	7,621,114
Brand Management	–	1,271,027
Inter-segment eliminations *	–	(80,128)

Total consolidated net revenues	8,400,631	8,812,013

Adjusted Operating Profits (Losses) **:
E-Commerce	256,093	163,990
Brand Management	–	(187,663)

Total Adjusted Operating Profits	256,093	(23,673)

Inter-segment eliminations *	–	–
Unallocated expenses:
Share-based compensation expenses	(142,381)	(103,449)
Amortization of intangible assets resulting from business acquisition	(39,431)	(31,875)
Acquisition-related expenses	(13,694)	(12,171)
Cancellation fees of repurchased shares	(4,650)	–
Loss on variance from expected contingent acquisition payment	(9,495)	–
Impairment of goodwill	(13,155)	(35,212)
Total other expenses	(613,595)	(10,646)

Loss before income tax	(580,308)	(217,026)

*	The inter-segment eliminations mainly consist of revenues from services provided by E-Commerce to Brand Management.

**	Adjusted Operating Profits (Losses) represent segment profits (losses), which is income (loss) from operations from each segment without allocating share-based compensation expenses, acquisition-related expenses and amortization of intangible assets resulting from business acquisition.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 a.m. Eastern Time on Thursday, March 21, 2024 (7:30 p.m. Beijing time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	800-963-976
Singapore:	800-120-5863
Mainland China:	4001-206-115
International:	1-412-317-6061
Passcode:	5145633

A replay of the conference call may be accessible through March 28, 2024 by dialing the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Canada:	855-669-9658
Replay Access Code:	6010962

A live webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com. An archived webcast will be available through the same link following the call.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and acquisition-related expenses. The Company defines non- GAAP operating margin as non-GAAP income (loss) from operations as a percentage of total net revenues. The Company defines non-GAAP net income (loss) as net income (loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss (gain) on derivative liabilities, loss on disposal of subsidiaries and investment in equity investee, and unrealized investment loss. The Company defines non-GAAP net margin as non-GAAP net income (loss) as a percentage of total net revenues. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders of Baozun as net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss (gain) on derivative liabilities, loss on disposal of subsidiaries and investment in equity investee, and unrealized investment loss. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and Non- GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun, and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, operating margin, net income (loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun and net income (loss) attributable to ordinary shareholders of Baozun per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continues,” “ongoing,” “targets,” “guidance,” “going forward,” “looking forward,” “outlook” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun’s beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to Baozun’s filings with the United States Securities and Exchange Commission and its announcements, notices or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this announcement is as of the date hereof and is based on assumptions that Baozun believes to be reasonable as of this date, and Baozun undertakes no obligation to update such information, except as required under applicable law.

About Baozun Inc.

Founded in 2007, Baozun Inc. is a leader in brand e-commerce service, brand management, and digital commerce service. It serves more than 450 brands from various industries and sectors around the world, including East and Southeast Asia, Europe and North America.

Baozun Inc. comprises three major business lines – Baozun e-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI) and is committed to accelerating high-quality and sustainable growth. Driven by the principle that “Technology Empowers the Future Success”, Baozun’s business lines are devoted to empowering their clients’ business and navigating their new phase of development.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,	As of December 31,	December 31,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,144,020	2,149,531	302,755
Restricted cash	101,704	202,764	28,559
Short-term investments	895,425	720,522	101,483
Accounts receivable, net	2,292,678	2,184,729	307,712
Inventories	942,997	1,045,116	147,202
Advances to suppliers	372,612	311,111	43,819
Prepayments and other current assets	554,415	590,350	83,149
Amounts due from related parties	93,270	86,661	12,206

Total current assets	7,397,121	7,290,784	1,026,885

Non-current assets
Investments in equity investees	269,693	359,129	50,582
Property and equipment, net	694,446	851,151	119,882
Intangible assets, net	310,724	306,420	43,158
Land use right, net	39,490	38,464	5,418
Operating lease right-of-use assets	847,047	1,070,120	150,723
Goodwill	336,326	312,464	44,010
Other non-current assets	65,114	45,316	6,383
Deferred tax assets	162,509	200,628	28,258

Total non-current assets	2,725,349	3,183,692	448,414

Total assets	10,122,470	10,474,476	1,475,299

	December 31,	As of December 31,	December 31,
	2022	2023	2023
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	1,016,071	1,115,721	157,146
Accounts payable	474,732	563,562	79,376
Notes payable	487,837	506,629	71,357
Income tax payables	46,828	18,768	2,643
Accrued expenses and other current liabilities	1,025,540	1,188,179	167,350
Derivative liabilities	364,758	–	–
Amounts due to related parties	30,434	32,118	4,524
Current operating lease liabilities	235,445	332,983	46,900

Total current liabilities	3,681,645	3,757,960	529,296

Non-current liabilities
Deferred tax liabilities	28,082	24,966	3,516
Long-term operating lease liabilities	673,955	799,096	112,550
Other non-current liabilities	62,450	40,718	5,735

Total non-current liabilities	764,487	864,780	121,801

Total liabilities	4,446,132	4,622,740	651,097

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	December 31,	As of December 31,	December 31,
	2022	2023	2023
	RMB	RMB	US$
Redeemable non-controlling interests	1,438,082	1,584,858	223,223
Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 163,100,873 and 167,901,880 shares issued and outstanding as of December 31, 2022, and December 31, 2023, respectively)	116	93	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2022, and December 31, 2023,respectively)	8	8	1
Additional paid-in capital	5,129,103	4,571,439	643,874
Treasury shares	(832,578)	–	–
Accumulated deficit	(228,165)	(506,587)	(71,349)
Accumulated other comprehensive income	15,678	32,251	4,542

Total Baozun Inc. shareholders’ equity	4,084,162	4,097,204	577,081

Non-controlling interests	154,094	169,674	23,898

Total Shareholders’ equity	4,238,256	4,266,878	600,979

Total liabilities, redeemable non-controlling interests and Shareholders’ equity	10,122,470	10,474,476	1,475,299

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Product sales (1)	772,375	1,053,022	148,315	2,644,214	3,357,202	472,852
Services	1,780,789	1,727,392	243,298	5,756,417	5,454,811	768,294

Total net revenues	2,553,164	2,780,414	391,613	8,400,631	8,812,013	1,241,146

Operating expenses (2)
Cost of products	(643,311)	(737,813)	(103,919)	(2,255,950)	(2,409,110)	(339,316)
Fulfillment (3)	(789,459)	(768,028)	(108,174)	(2,719,749)	(2,507,306)	(353,147)
Sales and marketing (3)	(787,684)	(892,401)	(125,692)	(2,674,358)	(2,829,016)	(398,459)
Technology and content (3)	(112,146)	(140,788)	(19,830)	(427,954)	(505,203)	(71,156)
General and administrative (3)	(91,508)	(228,697)	(32,211)	(371,470)	(855,914)	(120,553)
Other operating income, net	8,167	28,923	4,074	95,292	123,368	17,377
Impairment of goodwill	(13,155)	(35,212)	(4,960)	(13,155)	(35,212)	(4,960)

Total operating expenses	(2,429,096)	(2,774,016)	(390,712)	(8,367,344)	(9,018,393)	(1,270,214)

Income (loss) from operations	124,068	6,398	901	33,287	(206,380)	(29,068)

Other income (expenses)
Interest income	21,073	19,508	2,748	45,816	82,113	11,565
Interest expense	(13,647)	(9,436)	(1,329)	(56,917)	(41,344)	(5,823)
Unrealized investment gain (loss)	5,037	(8,352)	(1,176)	(97,827)	(68,031)	(9,582)
(Loss) gain on disposal/acquisition of subsidiaries	(7,511)	(2,620)	(369)	(107,032)	631	89
Gain on repurchase of 1.625% convertible senior notes due 2024	–	–	–	7,907	–	–
Impairment loss of investments	–	–	–	(8,400)	–	–
Fair value (loss) gain on derivative liabilities	(364,758)	–	–	(364,758)	24,515	3,453
Exchange gain (loss)	1,460	735	104	(32,384)	(8,530)	(1,201)

(Loss) gain before income tax	(234,278)	6,233	879	(580,308)	(217,026)	(30,567)
Income tax expense (4)	(15,600)	(5,952)	(838)	(26,480)	(12,003)	(1,691)
Share of (loss) income in equity method investment, net of tax of nil	(6,573)	(2,264)	(319)	(3,586)	6,253	881

Net loss	(256,451)	(1,983)	(278)	(610,374)	(222,776)	(31,377)

Net (income) loss attributable to noncontrolling interests	(3,652)	(22,368)	(3,150)	843	(9,677)	(1,363)

Net income attributable to redeemable noncontrolling interests	(24,166)	(24,063)	(3,389)	(43,759)	(45,969)	(6,475)

Net loss attributable to ordinary shareholders of Baozun Inc.	(284,269)	(48,414)	(6,817)	(653,290)	(278,422)	(39,215)

	For the three months ended December 31,			For the year ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net loss per share attributable to ordinary shareholders of Baozun Inc.:
Basic	(1.61)	(0.27)	(0.04)	(3.56)	(1.56)	(0.22)
Diluted	(1.61)	(0.27)	(0.04)	(3.56)	(1.56)	(0.22)
Net loss per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	(4.84)	(0.80)	(0.11)	(10.69)	(4.68)	(0.66)
Diluted	(4.84)	(0.80)	(0.11)	(10.69)	(4.68)	(0.66)
Weighted average shares used in calculating net loss per ordinary share
Basic	176,341,513	180,642,328	180,642,328	183,274,855	178,549,849	178,549,849
Diluted	176,341,513	180,642,328	180,642,328	183,274,855	178,549,849	178,549,849

Net loss	(256,451)	(1,983)	(278)	(610,374)	(222,776)	(31,377)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(39,718)	(23,783)	(3,350)	118,281	134,854	18,994

Comprehensive loss	(296,169)	(25,766)	(3,628)	(492,093)	(87,922)	(12,383)

(1)	Including product sales from E-Commerce and Brand Management of RMB597.5 million and RMB455.5 million for the three months period ended December 31, 2023, respectively, compared with product sales from e-Commerce of RMB772.4 million for the three months period ended December 31, 2022. Including product sales from E-Commerce and Brand Management of RMB2,092.2 million and RMB1,265.0 million for the fiscal year ended December 31, 2023, respectively, compared with product sales from e-Commerce of RMB2,644.2 million for the fiscal year period ended December 31, 2022.

(2)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended December 31,			For the year ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Fulfillment	805	1,873	264	13,730	6,443	907
Sales and marketing	1,709	5,239	738	57,548	33,955	4,782
Technology and content	1,476	3,681	519	22,512	12,184	1,716
General and administrative	9,700	13,874	1,953	48,591	50,867	7,165
	13,690	24,667	3,474	142,381	103,449	14,570

(3)	Including amortization of intangible assets resulting from business acquisition, which amounted to RMB8.5 million and RMB7.9 million for the three months period ended December 31, 2022 and 2023, respectively. Including amortization of intangible assets resulting from business acquisition, which amounted to RMB39.4 million and RMB31.9 million for the fiscal year ended December 31, 2022 and 2023, respectively.

(4)	Including income tax benefits of RMB1.6 million and RMB1.5 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the three months period ended December 31, 2022 and 2023, respectively. Including income tax benefits of RMB7.9 million and RMB6.1 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the fiscal year ended December 31, 2022 and 2023, respectively.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended December 31,			For the year ended December 31,

	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Income (loss) from operations	124,068	6,398	901	33,287	(206,380)	(29,068)
Add: Share-based compensation expenses	13,690	24,667	3,474	142,381	103,449	14,570
Amortization of intangible assets resulting from business acquisition	8,511	7,911	1,114	39,431	31,875	4,489
Acquisition-related expenses	13,694	1,467	207	13,694	12,171	1,714
Impairment of goodwill	13,155	35,212	4,960	13,155	35,212	4,960
Loss on variance from expected contingent acquisition payment	9,495	–	–	9,495	–	–
Cancellation fees of repurchased ADSs and returned ADSs	–	–	–	4,650	–	–

Non-GAAP income (loss) from operations	182,613	75,655	10,656	256,093	(23,673)	(3,335)

Net loss	(256,451)	(1,983)	(278)	(610,374)	(222,776)	(31,377)
Add: Share-based compensation expenses	13,690	24,667	3,474	142,381	103,449	14,570
Amortization of intangible assets resulting from business acquisition	8,511	7,911	1,114	39,431	31,875	4,489
Acquisition-related expenses	13,694	1,467	207	13,694	12,171	1,714
Impairment of goodwill and investments	13,155	35,212	4,960	21,555	35,212	4,960
Loss on variance from expected contingent acquisition payment	9,495	–	–	9,495	–	–
Cancellation fees of repurchased ADSs and returned ADSs	–	–	4,650	–	–
Fair value loss (gain) on derivative liabilities	364,758	–	–	364,758	(24,515)	(3,453)
Loss (gain) on disposal/acquisition of subsidiaries and investment in equity investee	7,511	2,620	369	107,032	(631)	(89)
Unrealized investment (gain) loss	(5,037)	8,352	1,176	97,827	68,031	9,582
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(1,640)	(1,507)	(212)	(7,880)	(6,086)	(857)

Non-GAAP net income (loss)	167,686	76,739	10,810	182,569	(3,270)	(461)

	For the three months ended December 31,			For the year ended December 31,

	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to ordinary shareholders of Baozun Inc.	(284,269)	(48,414)	(6,817)	(653,290)	(278,422)	(39,215)
Add: Share-based compensation expenses	13,690	24,667	3,474	142,381	103,449	14,570
Amortization of intangible assets resulting from business acquisition	6,537	5,991	844	30,076	24,206	3,409
Acquisition-related expenses	13,694	1,467	207	13,694	12,171	1,714
Impairment of goodwill and investments	13,155	35,212	4,960	21,555	35,212	4,960
Loss on variance from expected contingent acquisition payment	9,495	–	–	9,495	–	–
Cancellation fees of repurchased ADSs and returned ADSs	–	–	–	4,650	–	–
Fair value loss (gain) on derivative liabilities	364,758	–	–	364,758	(24,515)	(3,453)
Loss (gain) on disposal/acquisition of subsidiaries and investment in equity investee	7,511	2,620	369	107,032	(652)	(92)
Unrealized investment (gain) loss	(5,037)	8,352	1,176	97,827	68,031	9,582
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(1,252)	(1,127)	(159)	(5,972)	(4,569)	(644)

Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc.	138,282	28,768	4,054	132,206	(65,089)	(9,169)

Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	2.35	0.48	0.07	2.16	(1.09)	(0.15)
Diluted	2.32	0.47	0.07	2.13	(1.09)	(0.15)
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	176,341,513	180,642,328	180,642,328	183,274,855	178,549,849	178,549,849
Diluted	178,885,101	182,780,715	182,780,715	185,897,231	178,549,849	178,549,849